CANNEX US SUBSIDIARY LAUNCHES NEW EDIBLES BRAND

Cannex continues growth with strong cannabis edibles offerings in Washington State

VANCOUVER, BC, March 28, 2018 - Cannex Capital Holdings Inc. (CSE: CNNX) (“Cannex” or the “Company”) is pleased to announce that its wholly-owned US subsidiary, BrightLeaf Development LLC (“BrightLeaf”) has developed and commercially launched a new edibles brand, Hi-Burst™, to strong initial reviews and excellent retail demand. The new Hi-Burst™ brand is an infused fruit chew offered in a wide variety of flavors. The Hi-Burst™ recipe and brand has been licensed exclusively to BrightLeaf’s long-term strategic tenant, Northwest Cannabis Solutions (“NWCS”), which is the leading manufacturer of edibles and other derivative products in Washington.

The retail market for edibles in Washington State is roughly US$180,000,000, and has continued to grow since the Washington recreational market came online in 2014. As of 2016, edible sales made up 10% of the U.S. recreational cannabis market, increasing to 13% in April 2017, according to BD Analytics. In the last year, sales of edibles in Washington State increased by 121% with unit sales of over 2.6 million. Candy makes up the largest portion of the Washington edibles market, with US$10.8 million in sales in 2017, up 28% from the previous year. For users, edibles provide a discreet, accurately measured dose without requiring smoke or vaporization.

“It took years of experience developing other cannabis-infused recipes, including Washington’s bestselling Marmas™ infused soft fruit candy, to be able to perfect a delicious infused fruit chew. I truly believe it is the best infused fruit chew available in any state today, and am very excited to take the Hi-Burst™ brand and recipe into multiple new states before the end of the year,” said Leo Gontmakher, Cannex’s COO. “Cannex is focused,” continued Gontmakher, “on the growing edibles and derivatives market and Hi-Burst™ is an excellent example of Cannex’s commitment to product development and strong brands.”

BrightLeaf’s strategic tenant, NWCS, is the leading producer of recreational cannabis in Washington State, achieving sales of over US$25,750,000 in 2017. Utilizing BrightLeaf-designed and developed turnkey growing facilities, NWCS was able to produce approximately 8,000 kilograms of cannabis in 2017. Distributed regularly to over 300 stores, NWCS has a superior position in the Washington cannabis market.

About Cannex Capital Holdings Inc.

Cannex, through its wholly-owned subsidiaries, provides a wide range of services including real estate, management, financial, branding and IP to licensed cannabis business operators domestically and internationally. Cannex is focused on premium indoor cultivation, extraction, manufacturing and branding of edible and derivative products as well as retail operations. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC which holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

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